

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2012

Christian Zugel
Chairman
ZAIS Financial Corp.
Two Bridge Ave., Ste. 322
Red Bank, NJ 07701

> **Re: ZAIS Financial Corp.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted November 19, 2012**
> **CIK No. 0001527950**

Dear Mr. Zugel:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your statements in the prospectus and analysis beginning on page 124 that you are not an investment company subject to the Investment Company Act of 1940. Please note that we have referred the registration statement to the Division of Investment Management for further review.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide the disclosure required by Item 506 of Regulation S-K or provide us with an analysis as to why you believe this disclosure is not applicable.

4.   Please tell us your estimate aggregate offering amount.

Prospectus Summary, page 1

Investment Guidelines, page 8

5.   We note that your investment guidelines may be changed without a shareholder vote. Please disclose how shareholders will be notified in the event there is a change in your investment guidelines.

Capitalization, page 82

6.   We note that your pro forma capitalization gives effect to the October 11, 2012 private offering of shares of common stock and OP units. Please tell us why you have not given pro forma effect to the use of the proceeds from such offering to repurchase shares of common stock as disclosed on page 88 and F-26.

Management's Discussion and Analysis, page 85

7.   Please disclose and substantiate the estimated net asset value per share that is the partial basis for your 26.9% return provided to initial investors.

8.   Please disclose the spread between the yield on your assets and your cost of funds, including the impact of interest rate hedging.

9.   Please disclose the constant prepayment rate for your RMBS assets.

10.   Here or in the appropriate section, please provide the measure, internal or otherwise, used to determine the credit quality/risks associated with your non-Agency assets.

Liquidity and Capital Resources, page 101

11.   We note the current concentration of counterparties that provide you with repurchase financing. Please tell us your current counterparties.

12.   Please discuss the typical haircut provisions associated with your repurchase agreements or advise.

Our Advisor and Investment Advisory Agreement, page 131

Biographical Information, page 131

13.	We note that Messrs. Zugel and Szymanski and Ms. Crowley serve on your board of directors. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that these individuals should serve as directors. Provide similar disclosure for your director nominees when you have identified them. Refer to Item 401(e)(1) of Regulation S-K.

Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS, page 141

14.	Instead of generically referring to the economic downturn as an adverse experience, please revise to clarify how such downturn specifically affected the programs discussed.

15.	Please provide us with a sample of how you calculated the IRR for several of the funds listed.

Conflicts of Interest, page 148

16.	We note that your Advisor and its affiliates have other funds with similar investment targets. Please disclose the size of these funds and discuss in greater detail how investment opportunities will be allocated.

Equity Incentive Plan, page 151

17.	Please tell us if you plan to include in your future Exchange Act reports the disclosure required by Item 402 of Regulation S-K for awards made under the Equity Incentive Plan.

Note 1. Formation and Organization, page F-32

18.	Your disclosure indicates that a mutually agreed upon portion of the shareholders' and limited partners' interests in ZAIS Matrix VI-A Ltd. And ZAIS Matrix VI-B L.P. were exchanged for your common stock. Please clarify whether the mutually agreed upon portion constitutes substantially all of the equity of the Matrix funds or some other percentage.

Exhibit Index

19.	Please tell us what consideration you gave in deciding not to file the master repurchase agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statemets and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Jay Bernstein
        Clifford Chance